Eclips

November 28, 2005

Cadillac West Explorations Inc.

3741 West 36th Avenue

Vancouver, B.C.

V6N 2S3

Attention: Mr. Victor Erickson

Dear Sir:

Re: Acquisition of Eclips Inc.

The purpose of this letter of Intent (the “Letter of Intent”) is to set forth certain understandings between Eclips Inc. (“Eclips” or “the Company”) and Cadillac West Explorations Inc. (Cadillac) and the shareholders of Cadillac (collectively the “Shareholders”) regarding the acquisition of all of the issued and outstanding shares in the capital of Cadillac (the “Cadillac Shares”) by Eclips.

The parties agree that this Letter of Intent sets out the key terms of the acquisition of the Cadillac Shares by Eclips (the “Acquisition”). The parties agree to negotiate and enter into a comprehensive acquisition agreement (the “Agreement”) within 30 days of the date of this Letter of Intent or as soon as practicable thereafter.

1.	Acquisition Terms.

1.1

Subject to section 3 herein, Eclips agrees to purchase from the Shareholders and the Shareholders agree to sell to Eclips 100% of the issued and outstanding shares of the capital stock of Cadillac. Following the Acquisition, Cadillac shall be a wholly-owned subsidiary of Eclips.

1.2

In exchange for the Cadillac Shares, Eclips will issue to the Shareholders sufficient common shares in the capital of the Company (the “Company Shares”) to provide them will full voting control over the Company and to result in the distribution of shares as outlined in Paragraph 2.4. Cadillac will have the right to nominate a majority of the Board of Directors, subject to regulatory approval, provided that the majority of Directors are Canadian residents.

1.3

The Company Shares will be issued under applicable exemptions from the registration and prospectus requirements of the securities laws of Canada and may be subject to resale restrictions pursuant to such securities laws.

1.4	The Company will also authorize the issuance of up to 5,000,000 common shares of the Company to be issued concurrent with the completion of the Acquisition, to be distributed to

75 First Street, Suite 260 Orangeville, Ontario L9W 5B6 Tel: 416-573-4955

creditors of the Company in full satisfaction of their outstanding claims, and as finders’ fees pursuant to applicable registration and prospectus exemptions in Canada. Any shares issued under the terms of this paragraph will be considered the holdings of Eclips Shareholders for the purposes of Paragraph 2.4. Subsequent to the conversion of creditors’ debt as outlined herein, Eclips shall have a maximum of $70,000.00 in Accounts Payable and Accruals which may have to be paid in Cash. These payments will be deferred for a period of eighteen months or until additional funds are raised in the Offering to cover these amounts.

2.	Financing

2.1

Following the execution of the Agreement by Eclips and Cadillac, the Parties agree that they will exert all of their best efforts to raise $100,000.00 (the “Initial Financing”) before December 31, 2005, through the issuance of up to 500,000 units of Cadillac at a price of $0.20 per unit. Each unit shall consist of one common share and one common share purchase warrant with an exercise price of $0.25 each to be exercised at any time within twelve months of completion of the Acquisition. The aforementioned proceeds shall be used to fund the legal, audit and administrative expenses of the transaction in order to preserve all of Cadillac’s existing cash reserves for exploration purposes.

2.2

Following the completion of the Acquisition, Eclips shall complete a registered offering of common shares (the “Offering”) for approximately gross proceeds of $2,000,000 before commissions at a price that is consistent with the revised share structure of the Company as outlined below. Commission on the financing will not exceed 10% of the gross proceeds from the financing. All financings are on a best effort basis.

2.3	Eclips current management and its financial contacts shall have the option of participating in the financings under the same terms and conditions as other investors.

2.4	The Acquisition will be structured in such a way that the resulting shareholdings, post Initial Financing and all debt conversions, will be as follows:

Existing Cadillac Shareholders	80.0%

Existing Eclips Shareholders	20.0%

Subsequent to the completion of the Acquisition an evaluation will be made to determine the optimum number of shares that should be outstanding and a rollback of shares will take place to effect such an optimum number of shares. The rollback will happen in such a way to ensure a sufficient number of individual qualifying shareholders so that the resultant company has appropriate distribution to satisfy the requirements of the Toronto Venture Exchange.

3.	Conditions Precedent. The closing of the Acquisition shall be conditional on the following:

a)

the completion by each Party, to its satisfaction acting reasonably, of a due diligence review of the affairs and business of the other Party, such review to be concluded on or before thirty days from the execution of this Letter of Intent;

75 First Street, Suite 260 Orangeville, Ontario L9W 5B6 Tel: 416-573-4955

b)	the Initial Financing referred to in Paragraph 2.1 above will be completed under the terms and conditions of the financing contained therein;

c)	the terms of this Letter of Intent or any subsequent Agreement being complied with, subject to any waiver that may be granted by an affected party;

d)	all required regulatory and shareholder approvals having been obtained;

e)	there being no order, ruling, judgement or decree in effect which would enjoin or prohibit the Acquisition; and

f)

the Due to Related Parties liability of Cadillac will be reduced to a maximum of $100,000 and such liability to be deferred for a period of eighteen months or until additional funds are raised in the Offering to cover these amounts.

Any conversion of Cadillac amounts owing to Related Parties will take place prior to the Acquisition and any shares issued will form part of the shareholdings of Cadillac shareholders referred to in Paragraph 2.4 above.

4.	Closing and Standstill

4.1

The parties will use their reasonable best efforts to complete the Acquisition by the issuance of the Company Shares as soon as reasonably practicable after the execution of the Agreement. At closing, the parties will deliver such documentation as may be reasonably requested by the other party’s counsel to effect the Acquisition.

4.2

Until the completion of the Acquisition occurs, or until termination of this Letter of Intent in accordance with the terms hereof, or until otherwise mutually agreed to by the parties in writing, the parties agree as follows:

(a)	Cadillac hereby agrees to take all necessary steps to ensure that Cadillac does not sell its material assets either directly or indirectly.

(b)

Each party shall keep confidential any information obtained in connection with the transactions contemplated herein, unless such information has been rightfully obtained from a third party or is generally available to the public. In the event that public disclosure is required to be made by any regulation or law or by any regulatory filing in connection with the transactions contemplated herein, such disclosure shall be agreed by all parties, including, without limitation, approval as to form and content.

(c)

Each party shall provide the other party and its representatives with access to financial and other information as may be reasonably necessary in order for each party to make informed decisions as to the viability of the business arrangements contemplated herein.

75 First Street, Suite 260 Orangeville, Ontario L9W 5B6 Tel: 416-573-4955

5.	Termination

5.1	Either party may terminate this Letter of Intent by consent in writing of the other party.

6.	Miscellaneous

6.1	Unless otherwise noted, all dollar amounts herein are in Canadian currency.

6.2	All reasonable expenses related to the Acquisition will be paid by Cadillac from the proceeds of the Initial Financing.

6.3	This letter may be signed in counterparts and by facsimile copies which together will be deemed to constitute one document.

6.4	Both Parties agree that time is of the essence in completing this transaction and each Party agrees to use its best efforts to complete all the necessary steps as expeditiously as possible.

If these general terms and conditions are acceptable to you, please sign the duplicate copy of this letter and return it to us by no later than 4:30p.m. (Toronto time) on December 2, 2005. Immediately upon receipt, we will instruct our legal counsel to prepare an initial draft of the Agreement and related documents for review by Cadillac and its legal counsel.

Yours truly,

Eclips Inc.

Per:______________________________

David McConomy, Chairman

Accepted this ____ day of ___________, 2005, by:

Cadillac West Inc.

Per:______________________________

Authorized Signatory

_________________________________

Print Name

75 First Street, Suite 260 Orangeville, Ontario L9W 5B6 Tel: 416-573-4955